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SEC Mail Processing Section
JUL 30 2021
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-09698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/20 (MM/DD/YY) AND ENDING 05/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercoastal Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E Palmetto Park Road, Suite 108
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rogers 561-931-4650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd. Ste 240	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercoastal Capital Markets, Inc., as of May 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Lorea J. Caruso

Notary Public

LOREA J. CARUSO
Notary Public, State of New York
Qualified in Erie County
My Commission Expires April 30, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm....1-2

FINANCIAL STATEMENTS:

Statement of Financial Condition....3

Statement of Operations....4

Statement of Changes in Stockholder's Equity....5

Statement of Cash Flows....6

Notes to Financial Statements....7-13

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934....15

Schedule II – Statement on Exemption from Computation for Reserve Requirements and Information for Possession or Control Requirements under Rule 15c3-3....16

Report of Independent Registered Public Accounting Firm....17

Exemption Report....18

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercoastal Capital Markets, Inc. (the "Company") as of May 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Supplemental Information

The information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2015
Boca Raton, Florida
July 23, 2021

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2021

ASSETS		
Cash and cash equivalents	$	456,451
Securities owned, at fair value		31,577,948
Due from clearing brokers, net		346,090
Clearing broker deposits		451,652
Prepaid expenses and other assets		212,333
Fixed assets, net		266,281
Right-of-use asset		456,640
Total assets	$	33,767,395
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to clearing brokers, net	$	21,763,287
Compensation payable		315,585
Accounts payable and accrued expenses		106,757
Securities sold not yet purchased, at fair value		1,462,525
Lease obligation		471,529
Payroll Protection Program loan payable		324,985
Total liabilities		24,444,668
Commitments and Contingencies (Note 7)		
Stockholder's equity:		
Common stock, $1 par value, 500,000 shares authorized, issued and outstanding		500,000
Additional paid-in-capital		3,801,063
Retained earnings		5,021,664
Total stockholder's equity		9,322,727
Total liabilities and stockholder's equity	$	33,767,395

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2021

REVENUES:		
Principal transactions	$	4,138,949
Interest and dividends		1,955,479
Gain on extinguishment of debt		340,700
Other income		82
Total revenues		6,435,210
EXPENSES:		
Commissions		2,410,014
Data and communications		1,362,094
Salaries and benefits		864,278
Interest and dividends		527,574
Clearance and execution		440,309
Occupancy		212,408
Professional fees		142,615
Regulatory fees		109,492
Depreciation		52,972
Travel and entertainment		33,967
Other operating expenses		46,572
Total expenses		6,202,295
NET INCOME	$	232,915

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2021

	Common Stock Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance as of May 31, 2020	500,000	$ 500,000	$ 3,801,063	$ 6,458,170	$ 10,759,233
Net Income	-	-	-	232,915	232,915
Stockholder distributions	-	-	-	(1,669,421)	(1,669,421)
Balance as of May 31, 2021	500,000	$ 500,000	$ 3,801,063	$ 5,021,664	$ 9,322,727

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	232,915
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		52,972
Non-cash lease expense		8,068
Unrealized trading loss		3,003,392
Gain on extinguishment of debt		(340,700)
Changes in operating assets and liabilities:		
Securities owned, at fair value		(2,454,198)
Due from clearing brokers		959,317
Prepaid expenses and other assets		(59,704)
Compensation payable		76,182
Due to clearing brokers		50,108
Accounts payable and accrued expenses		44,922
Securities sold not yet purchased, at fair value		(879,183)
Clearing broker deposits		(250,000)
Total adjustments		211,176
Net cash provided by operating activities		444,091
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(8,751)
Net cash used in investing activities		(8,751)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Payroll Protection Program loan		324,985
Shareholder distributions		(1,669,421)
Net cash used in financing activities		(1,344,436)
NET CHANGE IN CASH		(909,096)
Cash and cash equivalents, beginning of year		1,365,547
Cash and cash equivalents, end of year	$	456,451
Supplemental disclosure of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MAY 31, 2021

NOTE 1 – DESCRIPTION OF ORGANIZATION

Intercoastal Capital Markets, Inc. (the "Company") was incorporated in the District of Columbia on July 26, 1960 under the name Bellamah, Neuhauser & Barrett, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In September 2012, the Company registered in Florida as a foreign corporation after a corporate reorganization, and changed its name to Intercoastal Capital Markets, Inc. The Company is wholly owned by Trifecta Holdings, LLC (the "Parent"). The Company's present operations include the proprietary trading of fixed income securities including but not limited to securitized products, certificates of deposits and municipal securities. All securities transactions are cleared through non-affiliated clearing firms on a fully disclosed basis.

NOTE 2 – BASIS OF ACCOUNTING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

Use of Estimates
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The most significant estimates in accompanying financial statements is the valuation of the rights of use asset and correspondingly lease liability, collectability of receivables and estimated life of fixed assets.

Cash and Cash Equivalents
The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2021, all cash was on deposit in banks. Periodically, the amount on deposit exceeds the FDIC insurance limits.

Securities Transactions
The Company is engaged in the proprietary trading of fixed income securities including but not limited to securitized products, certificates of deposits and municipal securities through securities clearing firms. Proprietary securities transactions are recorded on the trade date as if they had settled on that date.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company has a minimal amount of retail customers and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Due to/from clearing brokers
Amounts due from clearing brokers represent monthly commissions, clearing fees, and accrued interest which is paid to the Company from the clearing brokers on a monthly basis. Amounts due to clearing brokers represent credit extended by the clearing brokers net of cash held at the clearing brokers inclusive of required deposits and maintenance balances. The credit extended is collateralized by securities positions held by the Company.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the Provisions of the Internal Revenue Code (the "Code"), for federal income tax purposes and therefore is not subject to federal income tax. Generally, an "S" Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of May 31, 2021, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority. As of May 31, 2021, the tax years since 2018 remain open for audit.

Defined Contribution Plan
The Company provides a contributory 401K plan for its employees. For the fiscal year ended May 31, 2021 the Company's contribution to the plan was allocated to 3% on the first $100,000 dollars for each person's payroll and then 1.5% for the balance of the payroll. The Company contributed approximately $68,500 to the plan for the year ended May 31, 2021.

Leases
The Company adopted *ASC 842 – Leases* on June 1, 2019, which requires the recording of a right-of-use ("ROU") asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital. The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a term of 12 months or less.

Recent Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments related to ASC Topic 326 ("ASC 326"), requiring the immediate recognition of management's estimates of current expected credit losses. ASC 326 is effective for fiscal years beginning after December 15, 2019, and accordingly has been adopted by the Company for fiscal year ended May 31, 2021.

The Company's receivables from clearing organizations include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through clearing organizations and settled daily between the clearing organizations and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As such, the Company has determined that there is no material impact on the Company's financials resulting from the adoption of ASC 326.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital Rule of the Securities and Exchange Commission. The Company has a capital requirement which is calculated as the greater of $100,000 or 6 2/3% aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $6,094,645, which is $5,994,645 above the $100,000 net capital amount required to be maintained at May 31, 2021. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .072 to 1.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.
- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.
- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to their value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The following table shows the Company's financial instruments adjusted cost, gross unrealized gains (loss) and fair value by significant investment category as of May 31, 2021:

	Adjusted Costs	Unrealized Gains (Losses)	Fair Value Level 2
Securities Owned			
Government Agency Bonds	$ 12,863,647	$ (1,913,812)	$ 10,949,835
Municipal Bonds	9,710,111	46,520	9,756,631
Certificates of Deposit	5,782,078	25,698	5,807,776
Corporate Bonds	3,617,936	(18,119)	3,599,817
Private Label Asset-Backed Bonds	1,462,346	1,543	1,463,889
Totals	$ 33,436,118	$ (1,858,170)	$ 31,577,948
Securities Sold, Not Yet Purchased			
U.S. Treasury Bonds	$ 1,336,401	$ (7,701)	$ 1,344,102
Corporate Bonds	118,230	1,895	116,335
Private Label Asset-backed Bonds	12,687	10,599	2,088
Totals	$ 1,467,318	$ 4,793	$ 1,462,525

NOTE 5 – FIXED ASSETS

Fixed assets consist of computer equipment. furniture and fixtures and leasehold improvements with the following balances at May 31, 2021:

Computer equipment	$ 7,925
Furniture and fixtures	121,324
Leasehold improvements	326,163
Total Costs	455,412
Less: Accumulated depreciation and amortization	(189,131)
Fixed assets, net	$ 266,281

Depreciation expense for the year ended May 31, 2021 was $52,972.

NOTE 6 – DUE FROM, TO CLEARING BROKERS, NET

Amounts due to clearing broker, net at May 31, 2021 consist of the following:

Payable to clearing broker	$ 31,078,380
Less: deposits for securities borrowed/loaned	9,315,093
Due to clearing broker, net	$ 21,763,287

The interest rate computation and approximate rates charged are as follows:

- StoneX Financial, Inc. – Cost of funds + 75 Basis Points, 4.0%
- Hilltop Securities – Federal Funds + 150 Basis Points, 1.75%
- Mirae Asset Securities – Overnight Bank Funding Rate + 140 Basis Points, 1.50%

Amounts due from clearing brokers, net at May 31, 2021 consist of the following:

Receivable from current month activity	$ 285,462
Accrued interest receivable	60,628
Due from clearing brokers, net	$ 346,090

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Clearing Agreements

The Company maintains a Fully Disclosed Clearing Agreement with StoneX Financial, Inc. (formerly Int'l FCStone). The agreement was signed in November 2016 and renews on a yearly basis at the same terms.

The Company maintains a Fully Disclosed Clearing Agreement with Hilltop Securities, Inc. The agreement was signed in October 2018 and is effective through October 2021.

The Company maintains a Fully Disclosed Clearing Agreement with Mirae Asset Securities (USA), Inc. The agreement was signed in October 2019.

Office Lease Obligations

The Company has four lease commitments, a Boca Raton Florida office, a Summit New Jersey office, a Buffalo New York office, and a Charlotte North Carolina office.

Rent expense for all office leases discussed below, including Common Overhead Maintenance (CAM) and other miscellaneous charges under all leases, for the year ended May 31, 2021 totaled $191,798.

Short Term Leases

In January 2018, the Company entered into a lease in Buffalo, New York for an executive suite with a fixed monthly rent of $700. The lease also includes furnishings, telephone, telephone lines, and internet access. There was an installation, administration and set-up fee. A parking space is also included in the rent. This lease term is one year, commencing February 1, 2018, and has been renewed for consecutive one-year terms. The current term expires January 31, 2022 at a rent of $795 a month. A security deposit of $700 was required. Future minimum lease payments in Fiscal Year 2022 are $6,360.

In February 2021, the Company extended their annual lease in Charlotte, North Carolina for a fully furnished, staffed, and equipped executive suite with a fixed monthly rent of $936 and a security deposit of $1,838. Future minimum lease payments in Fiscal Year 2022 are $7,488.

In August 2018, the Company entered into an "as is basis" one-year sublease, with the option to extend for one more year, in Summit, New Jersey. The Company paid a security deposit of $1,838. In July 2020 the Company extended the sublease to August 31, 2021. The current rent is $950 a month. The future minimum lease payments in Fiscal Year 2022 is $2,850.

Long Term Lease Right of Use Asset and Lease Obligation

On October 15, 2019, the Company entered into a seven-year lease with a related party affiliate for a new Boca Raton, Florida office for approximately 4,324 square feet. A $ 13,210 deposit was paid at that time. The agreed upon monthly rent for the first year is $9,008 and a CAM fee of $4,201 with a 3% annual increase in the base rent each year. Utilities and common area maintenance (CAM) services, as calculated by the landlord, shall be the Company's responsibility.

In adopting ASC Topic 842, Leases (Topic 842), the Company has elected the 'package of practical expedients', which permit it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. In addition, the Company elected not to apply ASC Topic 842 to arrangements with lease terms of 12 month or less. On June 1, 2019, upon adoption of ASC Topic 842, the Company recorded right-of-use assets and lease liabilities of $550,834.

The significant assumption used to determine the present value of the lease liability was a discount rate of 12% which was based on the Company's estimated incremental borrowing rate.

Right-of-use asset ("ROU") is summarized below:

		May 31, 2021
Operating office lease	$	550,834
Less: accumulated reduction		(94,194)
Balance of ROU asset as of May 31, 2021	$	456,640

Operating lease liability related to the ROU asset is summarized below:

		May 31, 2021
Operating office lease	$	550,834
Less: accumulated reduction		(79,305)
Balance of lease liability as of May 31, 2021	$	471,529

Future minimum lease payments under the non-cancelable long-term operating lease as of May 31 are as follows:

Year ended May 31, 2022	$	113,570
Year ended May 31, 2023		116,977
Year ended May 31, 2024		120,486
Year ended May 31, 2025		124,101
Year ended May 31, 2026		127,824
Thereafter		43,026
		645,984
Less: Imputed interest		(174,455)
Present value of lease liabilities	$	471,529

COVID-19

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the virus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the Unites States, including in each of the areas in which the Company operates. The Company has continued its operations throughout this pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the outbreak has impacted the Company's operations has not been significant and the Company expects this to remain the case.

Legal Matters

In May 2019, the Company initiated an arbitration suit against a former trader to recover net losses in his trading account, as per that trader's employment contract. A settlement agreement was signed effective January 17, 2020. The trader gave the firm an initial payment of $7,500 and agreed to pay $1,100 monthly for twenty-four (24) months. As of May 31, 2021, the balance due to the Company is $12,100 and is included in prepaid expenses and other assets on the accompanying statement of financial condition.

NOTE 8 – LOANS PAYABLE

The Paycheck Protection Program (PPP) offers loans designed to provide a direct incentive for small businesses to keep their workers on the payroll. The Small Business Administration (SBA), will forgive loans if all employee retention criteria are met, and the funds are used for eligible expenses. On April 27, 2020, the firm received a $340,700 PPP loan. This loan was forgiven in its entirety in April 2021 and is reflected as income on the statement of operations. The Company received a 2nd PPP loan in the amount of $324,985 on April 27, 2021. This PPP loan has an annual interest rate of 1% and is payable in 18 equal monthly installments beginning six months after the loan date. The entire amount is anticipated to be forgiven but the Company is treating the amount as a liability until the forgiveness application is completed and approved. For Net Capital purposes, the entire $324,985 balance of the loan is treated as non-aggregate indebtedness and is added back to Net Capital.

NOTE 9 – RELATED PARTY TRANSACTIONS

Distributions paid to the Parent during the year ended May 31, 2021 were $1,669,421.

NOTE 10 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are held in accounts at two clearing brokerage firms. Each brokerage firm account is covered for only custody protection by SIPC for up to $500,000 per clearing firm.

At May 31, 2021, cash in banks exceeded the federally insured limits by $105,617.

At May 31, 2021, 87% of due from clearing broker was due from one clearing broker and 13% from another.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 23, 2021, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT of 1934
AS OF MAY 31, 2021

COMPUTATION OF NET CAPITAL

Stockholder's equity	$ 9,322,727
Add: Paycheck Protection Program loan	324,985
Total stockholder's equity and allowable subordinated liabilities	$ 9,647,712
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses and other receivables	213,986
Property and equipment	266,281
Total non-allowable assets	480,267
Net capital before haircuts on securities positions	9,167,445
Less haircuts:	
Exempted securities	1,667,105
Debt securities	1,405,695
Undue concentration	-
Total haircuts	3,072,800
Net capital	$ 6,094,645

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required - 6-2/3% of aggregate indebtedness or $100,000, whichever is greater	$ 100,000
Excess net capital	$ 5,994,645

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$ 437,231
Percentage of aggregate indebtedness to net capital	7.17%

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of May 31, 2021, submitted on June 23, 2021.

Schedule II
INTERCOASTAL CAPITAL MARKETS, INC.

Statement on Exemption from Computation for Reserve Requirements and Information for Possession or Control Requirements under Rule 15c3-3
AS OF MAY 31, 2021

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 due to its activities related to proprietary trading.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which:

(1) Intercoastal Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intercoastal Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions").

(2) Intercoastal Capital Markets, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception.

(3) Intercoastal Capital Markets, Inc. stated that is also filing its Exemption Report because its other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading and it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended May 31, 2021 without exception.

Intercoastal Capital Markets, Inc.'s management is responsible for the assertions and for compliance with the identified exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended May 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercoastal Capital Markets, Inc.'s compliance with the exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
July 23, 2021

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Exemption Report - Intercoastal Capital Markets, Inc.

Intercoastal Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under paragraph (k) (2) (ii) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year from June 1, 2020 through May 31, 2021 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended May 31, 2021 without exception.

Intercoastal Capital Markets, Inc.

I, John Rogers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President